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                                                                       EXHIBIT 1


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[Breakwater Logo]
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BREAKWATER  RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7
                                                               Tel:(416)363-4798
                                                               Fax:(416 363-1315
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MEDIA RELEASE

           BREAKWATER ANNOUNCES SALE OF LAPA PROPERTY TO AGNICO-EAGLE

April 24, 2003...(BWR-TSX)

Breakwater Resources Ltd. is pleased to announce that Agnico-Eagle Mines Limited has agreed to purchase 100% of Breakwater's Tonawanda and Zulapa gold properties, known collectively as the Lapa property, subject to the completion of a definitive legal agreement.

Agnico-Eagle will pay Breakwater US$7.925 million for Breakwater's interest in the Lapa property. Breakwater will retain a 1.0 percent net smelter royalty on all gold production from the Tonawanda property and a 0.5 percent net smelter royalty on all gold production from the Zulapa property. Agnico-Eagle will also pay a non-refundable advance royalty of US$1 million on closing and a further non-refundable advance royalty of US$1 million when the total published inferred resources reach 2 million ounces of gold on the Zulapa and Tonawanda properties.

In 2002, an option agreement was signed between Agnico-Eagle and Breakwater that provided Agnico-Eagle with the right to earn a 60 percent interest in the property over a five-year period by making cash payments totaling $200,000, as well as work expenditures totaling $3,500,000. Once Agnico-Eagle earned its 60 percent interest, Breakwater and Agnico-Eagle were to establish a Joint Operating Agreement with Agnico-Eagle as the operator. Agnico-Eagle had the right, prior to any decision being made to prepare a feasibility report, to acquire an additional 10 percent interest in the property by making a payment of $1 million to Breakwater. Further, Agnico-Eagle could elect to prepare an independent feasibility report and assume all costs in consideration for an additional 10 percent interest in the property for a total interest in the property of 80 percent.

On February 19, 2003, Agnico-Eagle reported that their qualified person, Marc H. Legault, P.Eng., had estimated an inferred mineral resource of 2,967,000 tonnes at a grade of 8.5 grams per tonne for a total of 816,000 ounces of gold. A cutting factor of 50 g/t gold was applied and a gold price of $300 per ounce. The uncut inferred mineral resource totals 927,963 ounces of gold, a 13.8% variation.

Agnico-Eagle has stated that, "Due to its high grade potential and potential operational synergies arising from its proximity to the LaRonde mine, the Lapa property is an important part of [Agnico-Eagle's] regional development and production strategy."

The current US$2.5 million diamond drill program commenced in March and will continue over the course of 2003. Agnico-Eagle has five diamond drills operating on the property which are


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assigned to infill drilling on 50 metre centres,
conducting deep drilling to test the down-dip extension of the deposit at depth, testing the eastern extent of the Contact Zone and acquiring mineralized material for metallurgical testing.

In addition to the Lapa property, Agnico-Eagle has purchased Breakwater's 66 2/3 percent interest in the Chibex South property, located four kilometres south of the Lapa property in Cadillac Township. Agnico-Eagle will pay Breakwater US$75,000 for the property as well as a 0.66 percent net smelter royalty.

The Lapa and Chibex South properties are considered by Breakwater to be non-producing assets.


Breakwater plans to use the bulk of the proceeds from this sale to reduce its term loan with the balance of the proceeds being retained for working capital, subject to the consent of the Company's lenders.

Breakwater Resources Ltd. is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas and North Africa. Breakwater has four producing zinc mines: the Bouchard-Hebert mine in Quebec, Canada; the Bougrine mine in Tunisia; the El Mochito mine in Honduras; and the El Toqui mine in Chile.

This press release contains certain forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risk and uncertainties are disclosed under the heading "Risk Factors" in the Corporation's Annual Report on Form 20-F filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

For further information please contact:

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Colin K. Benner                        Rene Galipeau
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President and                          Executive Vice-President
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Chief Executive Officer                and Chief Financial Officer
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(416) 363-4798 Ext. 269                (416) 363-4798 Ext. 260
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Email: investorinfo@breakwater.ca                    Website: www.breakwater.ca